August 19, 2019

Brett Jackson
Chief Executive Officer
Cyren Ltd.
10 Ha-Menofim St., 5th Floor
Herzliya, Israel, 4672561
011 972 9 863 6888

       Re: Cyren Ltd.
           Registration Statement on Form S-3
           Filed August 16, 2019
           File No. 333-233316

Dear Mr. Jackson:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Information Technologies
                                                            and Services
cc:    Laurie L. Green